Addition of Woori Blackstone Korea Opportunity Private Equity Fund I
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori Private Equity”), a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori Blackstone Korea Opportunity Private Equity Fund I as its subsidiary on February 26, 2010.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Woori Blackstone Korea Opportunity Private Equity Fund I

•	Financial status (as of February 11, 2010):

Total assets (Won)	6,061,000,000	Total stockholders’ equity (Won)	6,061,000,000

Total liabilities (Won)	—	Capital stock (Won)	6,061,000,000

•	Primary business: Woori Blackstone Korea Opportunity Private Equity Fund I is a partnership established under the Financial Investment Services and Capital Markets Act of Korea to engage in the private equity business by (i) investing its assets in stock or equity interests, (ii) increasing the value of such investments through management participation, restructuring and improvement of capital structure, business operations and management structure of the invested company and (iii) distributing profits from such improvements in corporate value to the partners of the partnership.

•	Woori Private Equity and Blackstone Korea Advisors are the general partners of Woori Blackstone Korea Opportunity Private Equity Fund I.

•	Number of all subsidiaries of Woori Finance Holdings Co., Ltd. after addition: 44

•	Date of addition as a subsidiary: February 26, 2010